CERTIFICATE OF NOTIFICATION


                                    Filed by

                       SOUTHERN ELECTRIC RAILROAD COMPANY

Pursuant to Order of the Securities and Exchange Commission dated January 13,
1993 (HCAR No. 35-25734) in the matter of File No. 70-7911.

The following information is provided in response to the requirements of the above stated order.

(1) Balance Sheet and Income Statement at June 30, 1997. Reference is made to Exhibit A filed herewith.

(2)      Reasonable detail concerning the activities undertaken by Railroad
         Subsidiary during the applicable six-month period, including commencement of construction of any Rail Line and information concerning such Rail Line, such as its location and the Operating
         Company and generating facility to be served thereby.

         Southern Electric Railroad Company's Miller Railroad Project

         This project is scheduled to begin construction in September, 1997.
         Detailed engineering, regulatory, environmental and other required activities have been ongoing during the previous six-month period.

         This project consists of the construction of a track from the Norfolk-Southern (NS) main line track near Bryan, Alabama to connect with the Alabama Power Miller Steam Plant industry track. The project will provide increased rail competition through the addition of NS rail service to the Plant. Such additional rail service will also make available new sources of coal supply to meet the Plant's fuel requirements.

         Alabama estimates that the project will result in fuel cost savings of approximately $25 million per year over the period 1999 through 2004.
         This fuel cost savings was calculated based upon coal supplies required for all four units burning low sulfur, Powder River Basin coal and the accompanying anticipated reductions in fuel cost. Alabama considers that additional cost savings beyond 2004, in amounts not yet determined, will also be realized from the project.


         Southern Electric Railroad Company's McIntosh Railroad Project for
         Savannah Electric and Power Company

         The project was completed in July, 1997 and the line is in service. The asset conveyance to Savannah Electric and Power Company has not yet been completed.



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                                       -2-




         Southern Electric Railroad Company's Turnout Project for Southern
         Electric Generating Company

         The project was completed in November, 1995 and the line is in service.
         The asset conveyance to Southern Electric Generating Company (SEGCO) has been completed. SEGCO granted an easement to Southern Electric
         Railroad Company in conjunction with this transfer.

         Southern Electric Generating Company (SEGCO)

         SEGCO transferred operation and maintenance responsibility for its Gaston line (known as SEGCO Railroad) to the Southern Electric Railroad
         Company (SERCO) effective August 9, 1995. SEGCO granted an easement to
         SERCO in conjunction with this transfer.

(3) Reference is made to Certificates of Notification previously filed with the Commission dated February 5, 1993 relating to Alabama Power
         Company; May 18, 1993 relating to Savannah Electric and Power Company;
         and November 28, 1994 relating to Southern Electric Generating Company.

(4)      No information to report at this time.


Dated    August 15, 1997

                                       SOUTHERN ELECTRIC RAILROAD COMPANY



                                        By  /s/  Wayne Boston
                                                       Wayne Boston
`                                                  Assistant Secretary


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

                                                                                                          Exhibit A



                                      THE SOUTHERN ELECTRIC RAILROAD COMPANY

                                               FINANCIAL STATEMENTS

                                                     JUNE 1997

                  Contents                                             Page No.

Income Statement                                                                    1

Balance Sheet                                                                       2

Balance Sheet Details                                                               3

Notes to the Financial Statements                                                   5



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                                                                           5

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




                                        SOUTHERN ELECTRIC RAILROAD COMPANY
                                                 INCOME STATEMENT
                                                   JUNE 30, 1997




REVENUE

         SERVICES RENDERED                                                                $65,761.22

         TOTAL REVENUE                                                                     65,761.22


EXPENSES

         TAXES OTHER THAN INCOME TAX                                                          676.25
         LEGAL EXPENSES                                                                     4,022.08
         SCS FEES AND EXPENSES                                                             28,694.12
         OUTSIDE SERVICES                                                                  31,100.44
         CORPORATE FEES AND EXPENSES                                                        1,168.33
         MISCELLANEOUS EXPENSES                                                               100.00
                                                                                       -------------

         TOTAL EXPENSES                                                                    65,761.22

NET INCOME (LOSS)                                                                     $         0.00
                                                                                      ==============


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

                                        SOUTHERN ELECTRIC RAILROAD COMPANY
                                                   BALANCE SHEET
                                                   JUNE 30, 1997


                                               ASSETS AND OTHER DEBITS

CURRENTS ASSETS:
         CASH                                                                           $  86,209.27
         ACCOUNTS RECEIVABLE-ASSOC.COMPANIES                                              195,027.60
                                                                                        ------------

         TOTAL CURRENT ASSETS                                                             281,236.87

DEFERRED DEBITS
         DEFERRED DEBITS-UNBILLED RETENTION                                               174,448.85

TOTAL ASSETS AND OTHER DEBITS                                                            $455,685.72


                                         LIABILITIES AND STOCKHOLDER EQUITY

STOCKHOLDER EQUITY:
         CAPITAL STOCK - 5,000 SHARES at $1                                              $  5,000.00
         RETAINED EARNINGS                                                                      0.00
                                                                                      --------------

         TOTAL STOCKHOLDER EQUITY                                                           5,000.00

CURRENT LIABILITIES:
         ACCOUNT PAYABLE - NON-ASSOC. COMPANIES                                             9,447.67
         ACCOUNTS PAYABLE - ASSOC. COS.                                                   266,789.20

         TOTAL CURRENT LIABILITIES                                                        276,236.87

DEFERRED CREDITS:
         DEFERRED CREDITS-CONSTRUCTION RETENTION                                          174,448.85

TOTAL LIABILITIES AND STOCKHOLDER EQUITY                                                 $455,685.72


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE BALANCE SHEETS.


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

                                        SOUTHERN ELECTRIC RAILROAD COMPANY
                                               BALANCE SHEET DETAILS
                                                   JUNE 30, 1997



                                           CONSTRUCTION-WORK-IN-PROGRESS

CONSTRUCTION-WORK-IN-PROGRESS (CWIP):
         ALABAMA POWER COMPANY                                                                $5,048,887.67
         ALABAMA POWER COMPANY - EASEMENT                                                        381,755.09
         ALABAMA POWER COMPANY - NS PROJECT                                                      481,644.44
         SAVANNAH ELECTRIC AND POWER COMPANY                                                   3,442,090.89
         SOUTHERN ELECTRIC GENERATING COMPANY                                                  1,072,096.77
                                                                                             --------------
                  TOTAL CWIP                                                                  10,426,474.86

LESS: CWIP BILLED
         ALABAMA POWER COMPANY                                                                $5,912,287.20
         SAVANNAH ELECTRIC AND POWER CO.                                                       3,442,090.89
         SOUTHERN ELECTRIC GENERATING COMPANY                                                  1,072,096.77
                                                                                             --------------
                  TOTAL CWIP BILLED                                                           10,426,474.86

         NET CONSTRUCTION-WORK-IN-PROGRESS                                               $             0 .00
                                                                                         ===================


                                                  CURRENT ASSETS

CASH - NATIONSBANK                                                                               $86,209.27
                                                                                                 ==========


                                                ACCOUNTS RECEIVABLE

ALABAMA POWER COMPANY                                                                          $ 160,868.69
SAVANNAH ELECTRIC AND POWER COMPANY                                                               26,280.06
SOUTHERN ELECTRIC GENERATING COMPANY                                                               7,878.85
                                                                                              -------------

         TOTAL ACCOUNTS RECEIVABLE                                                              $195,027.60

                                                  DEFERRED DEBITS

UNBILLED CONSTRUCTION RETENTION                                                                 $174,448.85

         TOTAL DEFERRED DEBITS                                                                  $174,448.85



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


                                                CURRENT LIABILITIES

SOUTHERN COMPANY SERVICES, INC.                                                                 $258,711.20
ALABAMA POWER COMPANY                                                                              2,746.60
GEORGIA POWER COMPANY                                                                              3,805.80
GULF POWER COMPANY                                                                                   552.40
MISSISSIPPI POWER COMPANY                                                                            490.22
SAVANNAH ELECTRIC & POWER COMPANY                                                                    200.11
SOUTHERN ELECTRIC GENERATING COMPANY                                                                 282.87
                                                                                            ---------------
         TOTAL ASSOCIATED COMPANIES                                                              266,789.20

NON-ASSOCIATED COMPANIES                                                                           9,447.67

         TOTAL CURRENT LIABILITIES                                                              $276,236.87

                                                 DEFERRED CREDITS

CONSTRUCTION RETENTION                                                                          $174,448.85


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                                        SOUTHERN ELECTRIC RAILROAD COMPANY
                                           NOTES TO FINANCIAL STATEMENTS
                                                   JUNE 30, 1997

1.       General Description

         Southern Electric Railroad Company (SERC) is a wholly owned subsidiary of The Southern Company (Southern). Southern is registered as a holding company under the Public Utility Holding Company Act of 1935 (PUHCA). Other companies owned by Southern include five operating companies, a system service company, Southern Energy, Inc. (formerly Southern Electric International, Inc.), The Southern Development and Investment Group, Inc., Southern Nuclear Operating Company, Southern Electric Bahamas Holdings Ltd., Southern Electric International Holdings, Inc. and Southern Electric Wholesale Generators.

         SERC is currently designing and constructing railroad facilities to be owned by various operating company subsidiaries of Southern. During the construction period, construction work in progress is reflected on the books of the operating company. However, SERC continues to hold title. After construction is completed, SERC will transfer title to the appropriate operating company but hold an easement granting sole authority to operate and maintain the facilities. All services are provided at cost.


2. SERC has authorized capital stock of 100,000 shares of one dollar ($1.00) par value common stock.
         Southern owns all 5,000 shares currently outstanding.